Northstar Technologies Group, Inc.

Financial Statements   "Unaudited"

September 21, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Northstar Technologies Group, Inc.
Naples, Florida

We have reviewed the accompanying financial statements of Northstar Technologies Group, Inc. (the "Company"), which comprise the balance sheet as of September 21, 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from May 18, 2020 (inception) to September 21, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 7, 2020
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.
"Unaudited"
Balance Sheet
September 21, 2020

<u>Assets</u>

Current assets:		
Cash	$	33,551
Property and equipment		22,252
Total assets	$	55,803

<u>Liabilities and Stockholders' Deficit</u>

Current liabilities:		
Note payable - current	$	6,920
Accounts payable		31,058
Total current liabilities		37,978
Long-term liabilities:		
Note payable - less current portion		42,880
Total liabilities		80,858
Stockholders' deficit:		
Common stock at $0.0001 par value; 33,000,000 shares		
authorized; 20,000,000 shares issued and outstanding		2,000
Accumulated deficit		(27,055)
Total stockholders' deficit		(25,055)
Total liabilities and stockholders' deficit	$	55,803

See report of independent accountants and accompanying notes to financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.
"Unaudited"
Statement of Operations
For the period from May 18, 2020 (inception) to September 21, 2020

Revenues	$	-
Operating expenses		27,055
Net loss	$	(27,055)

See report of independent accountants and accompanying notes to financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.
"Unaudited"
Statement of Changes in Stockholders' Deficit
For the period from May 18, 2020 (inception) to September 21, 2020

	Common Stock	Accumulated Deficit	Total
Balance, May 18, 2020 (inception)	$ -	$ -	$ -
Issuance of common stock	2,000	-	2,000
Net loss	-	(27,055)	(27,055)
Balance, September 21, 2020	$ 2,000	$ (27,055)	$ (25,055)

See report of independent accountants and accompanying notes to financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.
"Unaudited"
Statement of Cash Flows
For the period from May 18, 2020 (inception) to September 21, 2020

Cash flows from operating activities:		
Net loss	$	(27,055)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts payable		26,558
Net cash used in operating activities		(497)
Cash flows used in investing activities:		
Purchase of property and equipment		(17,752)
Cash flows from financing activities:		
Proceeds from note payable		49,800
Proceeds from issuance of common stock		2,000
Net cash provided by financing activities		51,800
Net change in cash		33,551
Cash, beginning of period		-
Cash, end of period	$	33,551
Non-cash transactions:		
Property and equipment funded through accounts payable	$	4,500

See report of independent accountants and accompanying notes to financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 in the State of Florida and intends to sell their product through a global network of dealers. The Company has patented the systems and methods needed for home and commercial construction using 100% composite building materials. We are actively pursuing opportunities with construction industry companies that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare builders.

Management's Plans: The Company's strategic plan for the remainder of 2020 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. As of September 21, 2020, property and equipment has not been placed in service and no depreciation has been recorded for the period from May 18, 2020 (inception) to September 21, 2020.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Financial Statements, Continued

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statement is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through October 7, 2020, the date the financial statement was available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statement.

2.   **Note Payable:**

The Company has a note payable outstanding from a shareholder of the Company at September 21, 2020 for a total principal amount of $49,800. The note bears interest at 4% per annum with monthly installments of principal and interest due beginning December 1, 2020. The unpaid principal and accrued interest is due upon maturity on November 1, 2025. The full principal balance of the note was outstanding at September 21, 2020.

2.   Note Payable, Continued:

Future maturities related to the debt at September 21, 2020 are as follows:

Year	Amount
2021	$ 6,920
2022	9,555
2023	9,944
2024	10,349
2025	13,032
	$ 49,800

3.   Stockholders' Equity:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 33,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock receives one vote. At September 21, 2020, there were 20,000,000 shares of common stock issued and outstanding.

4.   Lease:

The Company entered into a non-cancelable operating lease agreement in August 2020 for its office location. The lease terminates in May 2021. Monthly rent expense was $2,000 and total rent expense was $4,740 for the period from May 18, 2020 (inception) to September 21, 2020.   The lease calls for the Company to pay common area maintenance and various fees. Future minimum lease payments as of September 21, 2020 are $16,000 through termination of the lease in May 2021.

5.   Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $27,000 at September 21, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.